SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20
Publicly-Held Company - CVM Register 1431-1

NOTICE TO SHAREHOLDERS

Companhia Paranaense de Energia - Copel announces to its shareholders and to the market in general that in the period between 11/01/2004 and 05/31/2005 83,399 registered class A preferred shares (PNA) were converted into registered class B preferred shares (PNB), by the shareholders’ request, pursuant to the prerogative set forth in the paragraph 1 of the Article 7 of the Company’s Bylaws.

Therefore, at the next Shareholders’ General Meeting, the Article 4 of our Bylaws shall be recorded with the following wording:

“Article 4 – The Company’s paid-in capital stock is three billion, four hundred and eighty million reais (R$ 3,480,000,000.00), represented by two hundred, seventy three billion, six hundred, fifty five million, three hundred, sixty six thousand, two hundred and seventy (273,655,376,270) shares, with no face value, of which one hundred, forty five billion, thirty one million, eighty thousand and eighty two (145,031,080,782) are common shares and one hundred, twenty eight billion, six hundred, twenty four million, two hundred, ninety five thousand, four hundred and eighty eight (128,624,295,488) are preferred shares, of which four hundred, four million, two hundred, ninety seven thousand and seventy five (404,297,075) are class “A” shares and one hundred, twenty eight billion, two hundred, nineteen million, nine hundred, ninety eight thousand, four hundred and thirteen (128,219,998,413) are class “B” shares.”

Curitiba, May 31, 2005

RUBENS GHILARDI
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.